

Mail Stop 4628

September 26, 2017

James P. Henderson
Executive Vice President, Chief Financial Officer, and Treasurer
SRC Energy Inc.
1625 Broadway, Suite 300
Denver, CO 80202

> **Re: SRC Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-35245**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Major Customers, page 7

1.   Expand this disclosure to indicate the number of customers who account for more than 10% of your revenues. In this regard, we note the disclosure regarding your major customers on page F-11. Customer A has accounted for between 10% and 28% of your revenues for the last three years and first six months of this year. Customer A has also accounted for material amounts of your receivable balances. Identify Customer A and, if your sales to Customer A are subject to a contract, file the contract as an exhibit or tell us why it is not required to be filed under Item 601(b)(10) of Regulation S-K.

Oil and Natural Gas Reserves, page 8

2.   You disclose that you converted 2%, 4%, 2% and 12% of your proved undeveloped reserves for the years ending December 31, 2016. December 31, 2015, August 31, 2015 and August 31, 2014 respectively. This rate of development, if sustained, would not be sufficient to develop your reserves over the next five years. Address the reasons for the limited progress made during the last four years and explain whether, and to what extent

and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources